UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No. 001-02217

THE COCA-COLA COMPANY 401(k) PLAN
(Full title of the plan)

THE COCA-COLA COMPANY
(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer’s principal executive offices)

THE COCA-COLA COMPANY

401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014

and for the Year Ended December 31, 2015

with Report of Independent Registered Public Accounting Firm

THE COCA-COLA COMPANY 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014

and for the Year Ended December 31, 2015

To The Coca-Cola Company

Benefits Committee

The Coca-Cola Company

Atlanta, Georgia

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Financial Accounting Standards Board issued revised accounting standards relative to disclosures for certain investments. The Plan elected to early adopt the new standards and change the disclosures for investments for which the fair value is measured using the net asset value as a practical expedient and the disclosures for fully benefit-responsive investment contracts, as of December 31, 2015 and 2014. Our opinion is not modified with respect to these matters.

The supplemental schedule of assets held has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 28, 2016

THE COCA-COLA COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
ASSETS

Investments in Master Trust, at fair value (Note 3)	$4,031,132,758	$4,215,203,831
Investments in Master Trust, at contract value (Note 3)	352,093,055	350,133,123
Notes receivable from Participants	156,284,560	160,152,982

Net assets available for benefits	$4,539,510,373	$4,725,489,936

Refer to Notes to Financial Statements.

2

THE COCA-COLA COMPANY 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets attributed to:
Investment income from the Master Trust	$65,492,489
Interest income from notes receivable from Participants	5,451,564
Participant contributions	212,073,069
Participant rollover contributions	7,912,625
Employer contributions	92,507,753

Total additions	383,437,500

Deductions from net assets attributed to:
Distributions to Participants	(568,416,198)
Administrative expenses	(3,461,146)

Total deductions	(571,877,344)

Net decrease in net assets before transfers	(188,439,844)
Transfers from other plans	2,460,281
Net decrease in net assets available for benefits	(185,979,563)

Net assets available for benefits:
Beginning of year	4,725,489,936
End of year	$4,539,510,373

Refer to Notes to Financial Statements.

3

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Note 1 – Description of Plan

The following description of The Coca-Cola Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted effective July 1, 1960 and was amended and restated effective January 1, 2012. The Plan is a defined contribution pension plan covering employees of The Coca-Cola Company and its participating subsidiaries (the “Company”), with the exception of employees represented by bargaining units which have not negotiated coverage and others listed in the Plan document. Eligible employees may begin participating in the Plan upon hire with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan. Mercer Trust Company (the “Trustee”) provides trust and recordkeeping services for the Plan.

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company making a matching contribution during 2015 equal to 100% of the first 1% of compensation and 50% of the next 5% of compensation, subject to certain limitations imposed by the Internal Revenue Code (the “Code”). All Company contributions are initially invested in common stock of The Coca-Cola Company. Participants may redirect all or any of these Company contributions into other investment options in the Plan.

Participants may make contributions to the Plan with pre-tax dollars. Pre-tax contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act (“FICA”) taxes. Pre-tax contributions are limited in total to 50% of compensation, subject to certain limitations. For 2015, the maximum pre-tax annual contribution amount under the Code was $18,000. The Plan has an automatic contribution election of 3% of eligible compensation unless the Participant elects otherwise. Participants were able to make after-tax contributions to the Plan prior to January 1, 2012. No additional after-tax contributions were permitted after this date.

Participants who are age 50 or older by the end of the year may make additional catch-up contributions with pre-tax dollars provided certain Plan or Internal Revenue Service limits have been met. For 2015, the maximum catch-up contribution amount was $6,000.

All contributions are paid to the Trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into investment options offered by the Plan. These investment options include Master Trust investment funds, a stable value fund, common stock of The Coca-Cola Company, collective trust funds and mutual funds with various investment objectives and strategies. Participants are eligible to roll over account balances from a previous employer’s tax-qualified retirement plan or Individual Retirement Accounts into the Plan.

4

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 – Description of Plan (Continued)

Vesting

Participants are immediately vested in their salary deferral contributions and related earnings, while Company contributions and related earnings are vested after two years of service.

Forfeited Accounts

Forfeited amounts are generally used to reduce employer contributions or pay administrative expenses of the Plan. The forfeited account balances were approximately $1,021,000 and $395,000 as of December 31, 2015 and 2014, respectively. The Plan used approximately $2,469,000 of cumulative forfeitures to reduce employer contributions and approximately $383,000 to pay administrative expenses during 2015.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares of each investment credited to Participant accounts. Shares are revalued on a daily basis to reflect earnings and other transactions. Shares of common stock of The Coca-Cola Company are revalued on a daily basis to reflect changes in fair value. Participant accounts are updated on a daily basis to reflect transactions affecting account balances.

Notes Receivable from Participants

Participants may borrow from their account balances subject to certain limitations. Participant loans may be funded from a combination of all vested account balances. The following applies to Participant loans:

(a)	The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months. No more than two loans are allowed from the Plan at a time.

(b)	The minimum loan amount is $1,000.

(c)	The loan interest rate is the prime rate as published in The Wall Street Journal on the 1st business day of the month the loan is requested.

(d)	The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

Employee Stock Ownership Plan

The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7). Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account. The total amount of dividends paid directly to Participants was $2,928,156 during 2015.

5

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 – Description of Plan (Continued)

Payment of Benefits

Upon retirement, termination or disability, Participants may elect to receive payment from the Plan in a lump-sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later). Participants may elect in-service distributions from after-tax and rollover account balances, or after attaining age 59½ from all vested account balances. Participants may elect to receive payment of the portion of their accounts invested in common stock of The Coca-Cola Company in shares rather than cash (“in-kind distributions”). Participants may also request an in-service distribution for the purpose of a financial hardship from certain vested account balances.

North America Refranchising Transactions

In conjunction with implementing a new beverage partnership model in North America, the Company refranchised territories that were previously managed by Coca-Cola Refreshments, Inc. to certain of the Company’s unconsolidated bottling partners. The Company expects to complete its refranchising by the end of 2017. The refranchising will significantly decrease the number of active participants in the Plan.

Plan Termination

The Company, by action of the Committee, reserves the right to, at any time and for any reason, terminate the Plan or completely discontinue contributions to the Plan. The Plan shall be terminated or contributions shall be discontinued by a written instrument approved by the Committee by resolution.

In the event of the Plan’s termination, if no successor plan is established or maintained, lump-sum distributions shall be made in accordance with the terms of the Plan as in effect at the time of the Plan’s termination or as thereafter amended. To the extent any assets of the Trust represent amounts allocated to a Code Section 415 suspense account, such amounts may revert to the Company. The Plan Administrator’s authority shall continue beyond the Plan’s termination date until all Trust assets have been liquidated and distributed.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820). See Note 3 for fair value measurements.

6

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 – Summary of Significant Accounting Policies (Continued)

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. Brokerage commissions on purchases and sales of common stock are considered transaction costs and are recorded as an increase to the cost basis of shares purchased and/or reduction of proceeds on a sale of shares. The net appreciation or depreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Payment of Benefits

Distributions to Participants are recorded when payment is made. In-kind distributions are recorded based on the market value of the shares at the date of distribution.

Administrative Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient (“NAV”). This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share as a practical expedient. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan should apply the amendments retrospectively to all periods presented. Earlier application is permitted. The Plan adopted this new standard for the year ended December 31, 2015 and for the prior year presented. The Plan did not assign a level to the fair values of collective trust funds and Master Trust investment funds as these funds measure fair value using the net asset value per share as a practical expedient.

7

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 – Summary of Significant Accounting Policies (Continued)

In July 2015, FASB issued ASU No. 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962) Part I. Fully Benefit-Responsive Investment Contracts; Part II. Plan Investment Disclosures; and Part III. Measurement Date Practical Expedient. The amendments remove the requirement to:

•	Report fully benefit-responsive investment contracts at fair value. Contract value is the only required measure for fully benefit-responsive contracts.
•	Disclose individual investments held which exceed 5% of net assets available for benefits.
•	Disclose net appreciation in fair value of investments by type of investment held.
•	Disaggregate investments reported in the fair value hierarchy table by class of investment. They may be presented by general type only.

The Plan adopted ASU No. 2015-12 for the year ended December 31, 2015 and for the prior year presented.

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans

The Plan participates in The Coca-Cola Company Master Trust for 401(k) Plans (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by the Trustee. Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments. The Plan’s investments include retirement target date funds, equity and fixed income index funds, actively managed equity and fixed income funds, synthetic guaranteed investment contracts, and common stock of The Coca-Cola Company. The investment structures include mutual funds, collective trust funds, Master Trust investment funds, and direct ownership of common stock of The Coca-Cola Company.

The Plan’s investments in the Master Trust were approximately $4.4 billion and $4.6 billion at December 31, 2015 and 2014, respectively. The Plan’s interest in the net assets of the Master Trust was approximately 96.6% and 97.2% at December 31, 2015 and 2014, respectively. This was determined by comparing the Plan’s investment in the Master Trust to total net assets in the Master Trust.

The following table summarizes the net assets of the Master Trust as of December 31, 2015 and 2014 (in thousands):

	2015	2014
Collective trust funds	$2,090,492	$2,173,484
Mutual funds	156,426	165,710
Master Trust investment funds	632,263	720,574
Common stock	1,284,920	1,267,276
Investments at fair value	4,164,101	4,327,044
Due from broker	137	30
Fully benefit-responsive investment contract at contract value	375,378	369,305
Master Trust net assets	$4,539,616	$4,696,379

8

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The net investment income of the Master Trust for the year ended December 31, 2015 was as follows (in thousands):

Investment income:
Net appreciation in fair value of investments	$16,348
Interest and dividends	49,607
Net investment income	$65,955

Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

• Level 1 —	Quoted prices in active markets for identical assets or liabilities.

• Level 2 —	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

9

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2015, were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using NAV Practical Expedient	Total

Common stock (A)	$1,284,920	$—	$1,284,920
Mutual funds (B)	156,426	—	156,426
Collective trust funds (C)	—	2,090,492	2,090,492
Master Trust investment funds (D)	—	632,263	632,263
	$1,441,346	$2,722,755	$4,164,101

(A)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(B)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the NAV per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.

(D)	The Master Trust investment funds include the US Large Cap Active Equity Fund, US Small-Mid Cap Active Equity Fund, and the US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the NAV per share by the number of shares held as of the measurement date. The underlying investments include common stock, preferred stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions.

10

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2014, were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using NAV Practical Expedient	Total

Common stock (A)	$1,267,276	$—	$1,267,276
Mutual funds (B)	165,710	—	165,710
Collective trust funds (C)	—	2,173,484	2,173,484
Master Trust investment funds (D)	—	720,574	720,574
	$1,432,986	$2,894,058	$4,327,044

(A)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(B)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the NAV per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.

(D)	The Master Trust investment funds include the US Large Cap Active Equity Fund, US Small-Mid Cap Active Equity Fund, and the US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the NAV per share by the number of shares held as of the measurement date. The underlying investments include common stock, preferred stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions.

During 2015 and 2014 there were no Level 2 or 3 investments.

Synthetic Guaranteed Investment Contracts

The Master Trust has a separate account (the “account”) which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. The contracts within the account are fully benefit-responsive and are therefore reported at contract value on the Statements of Net Assets Available for Benefits. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As of December 31, 2015, the account consisted of approximately $356,890,000 of wrapper contracts and approximately $18,488,000 of cash equivalents.

11

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

In a wrapper contract structure, the underlying investments are owned by the account and held in trust for Plan participants. These contracts wrap a diversified portfolio primarily comprised of corporate and government bonds, and collective trust funds. The account purchases wrapper contracts from an insurance company or bank. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the account for the underlying investments). The issuers of the wrapper contracts provide assurances that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

Transactions with Parties-in-Interest

During the year ended December 31, 2015, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company (in thousands):

	Shares	Fair Value
Purchases	4,047	$169,168
Sales	3,112	$131,735
In-kind distributions	1,086	$44,880
In-kind receipts	45	$1,822
Dividends received	N/A	$39,475

The Master Trust held the following investments in common stock of The Coca-Cola Company as of December 31, 2015 and 2014 (in thousands):

	Shares	Fair Value
December 31, 2015	29,910	$1,284,916
December 31, 2014	30,016	$1,267,276

Note 4 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

12

THE COCA-COLA COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 5 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 13, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee and the Company’s tax counsel believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Internal Revenue Service is currently auditing the Plan’s operations for 2013 and 2014. The audits remain in the information-gathering stage. To date, we have not been informed of any issues that would jeopardize the Plan’s tax qualification.

Note 6 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$4,539,510,373	$4,725,489,936
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,823,765	8,095,972
Net assets available for benefits per Form 5500	$4,543,334,138	$4,733,585,908

The following is a reconciliation of investment income from the Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2015:

Investment income from the Master Trust per the financial statements	$65,492,489
Adjustment from contract to fair value for fully benefit-responsive investment contracts:
Current year	3,823,765
Prior year	(8,095,972)
Less: Administrative expenses reported at Master Trust level	(3,461,146)
Investment income from Master Trust per Form 5500	$57,759,136

13

THE COCA-COLA COMPANY 401(k) PLAN

EIN: 58-0628465 PN: 002

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

(c) Description of investment including
	(b) Identity of issue, borrower, lessor or	maturity date, rate of interest, collateral, par,
(a)	similar party	or maturity value	(e) Current value

PARTICIPANT LOANS:

*	Participants	Loans with interest rates ranging from
		3.25% to 9.5%. Maturities through 2030.	$156,284,560

*      Parties-in-interest

Note: Column (d) cost is not required for participant-directed investments.

14

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COCA-COLA COMPANY 401(k) PLAN (Name of Plan)

By:	/s/ Joseph Pitra
Joseph Pitra
Chairman, The Coca-Cola Company Benefits Committee

Date: June 28, 2016

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm